July 1, 2024

Kevin S. Kim
Chief Executive Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400
Los Angeles, California 90010

       Re: Hope Bancorp, Inc.
           Registration Statement on Form S-4
           Filed June 21, 2024
           File No. 333-280416
Dear Kevin S. Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Kelson, Esq.